November 2, 2005

PAN AMERICAN SILVER REPORTS RECORD PRODUCTION
IN THIRD QUARTER
(all amounts in US Dollars unless otherwise stated)

THIRD QUARTER HIGHLIGHTS

•	Silver production of 3.2 million ounces, a new quarterly record.

•	Cash production costs in the third quarter decreased 8% over the first six months of 2005 to $4.15/oz.

•	Consolidated revenue of $30.0 million, a new quarterly record.

•	Cash flow from operations (before changes in non-cash working capital) of $7.0 million.

•	Mine operating earnings of $4.9 million.

•	Net earnings of $2.3 million or $0.03/share.

•	Production at San Vicente resumed.

•	Alamo Dorado construction on schedule and on budget.

•	2005 silver production on target for 12.5 million ounces. Production set to double by 2008.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) recorded net earnings of $2.3 million in the third quarter versus $3.3 million in the year-earlier period. Earnings in the 2004 period were higher primarily due to higher concentrate sales from inventory.

Consolidated revenue for the third quarter of 2005 was $30.0 million, a 10% increase over 2004 due to higher metal prices and increased silver production. Cash flow from operations before changes in working capital held steady at $7.0 million versus $7.1 million in 2004. Mine operating earnings in the quarter decreased to $4.9 million from $5.9 million in the year-earlier period, due primarily to increased depreciation and amortization expenses.

Consolidated cash production costs declined 8% from the first half of 2005. Higher energy and labour costs at all operations were offset by increased productivity and the very strong performance at Morococha. Costs are expected to hold at current levels for the remainder of the year.

Consolidated silver production in the third quarter totaled 3,202,289 ounces, a 1% increase over the third quarter of 2004 and a new quarterly record. Zinc production in the quarter decreased 4% over 2004 levels to 9,977 tonnes while lead production dropped 15% to 4,113 tonnes due to lower grades at Huaron and Quiruvilca offset by higher grades at Morococha. Copper production decreased 5% to 1,042 tonnes due to lower production from Huaron and Morococha partially offset by higher production at Quiruvilca.

For the nine months ended September 30, 2005, consolidated revenue totaled $81.0 million, a 28% increase over the first nine months of 2004, due to increased silver production and higher realized base metal prices. In the first nine months, the Company’s net loss was $0.5 million. In the year-earlier period, net earnings were $4.2 million, including a one-time gain of $3.6 million on the sale of land.

Consolidated silver production in the first three quarters of 2005 totaled 9,286,658 ounces, a 15% increase over the first three quarters of 2004 due to the first full year of production from Morococha. Zinc production in the first three quarters increased 13% to 28,094 tonnes, while lead production decreased 11% to 11,492 tonnes and copper production rose 27% to 3,020 tonnes.

At September 30, 2005 working capital was $89.2 million, including cash and short-term investments of $68.4 million. Working capital is $7.4 million less than at June 30, 2005 due primarily to expenditures on the construction of the Alamo Dorado silver project in Mexico.

Geoff Burns, President and CEO of Pan American Silver stated: ”We set a new record for silver production this quarter, we decreased our unit costs over the first two quarters of this year and we were profitable. We’ve resumed production at San Vicente ahead of schedule and the construction of Alamo Dorado remains on time and on budget. The star performer this quarter, though, has been Morococha, which just keeps getting better and better. ”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The 87%-owned Morococha mine turned in a record quarter, producing 705,981 ounces of silver at a cash cost of $1.99/oz. Increased throughput and better metal recoveries more than offset slightly lower grades than in the corresponding period of 2004. Exploration drilling continues in order to add to the 23 million new ounces of silver reserves and resources delineated in the first half of the year. A ramp is being developed to access a portion of the newly discovered reserves and as of September 30 was approximately 30% complete. A series of mill upgrades are underway and are scheduled for completion in December, which will allow for an estimated 10% increase in production in 2006.

The Quiruvilca mine produced 579,586 ounces of silver in the third quarter, on par with second quarter production levels. Cash costs declined to $3.55/oz thanks to the installation of a new conveyor system on the 340 level of the mine to transport ore and waste, which has helped lower unit costs.

The Huaron mine produced 940,400 ounces of silver in the third quarter, an 11% decrease over the third quarter of 2004 but an improvement over first and second-quarter levels. Cash costs remain above those of 2004 as the mine continues to be hampered by lower zinc grades and recovery rates in the ore currently being mined. Several initiatives have been undertaken to improve zinc recoveries and metallurgical testing continues.

In the third quarter the Silver Stockpile operation sold 158,578 ounces of silver, versus 231,115 ounces in the third quarter of 2004 due to decreased demand for the ore from the Doe Run smelter in Peru. Production costs have increased as a reflection of the royalty now being paid to the Peruvian company Volcan under the operation’s purchase agreement.

MEXICO

The La Colorada mine also turned in a record performance in the third quarter, producing 817,744 ounces of silver, bringing its total for the year to 2,249,760 ounces. Cash costs declined to $5.48/oz from $7.05/oz in the corresponding period of 2004. Mining and stockpiling of sulphide ore is underway and the resumption of sulphide processing remains on track for April 2006. Processing the sulphides will add approximately 0.9 million ounces of silver annually to production at a cash cost of $2.20/oz, substantially decreasing the mine’s overall unit costs.

Construction of the Alamo Dorado mine, which commenced in the first quarter of 2005, is on schedule and on budget. Commercial production of 5 million ounces of silver annually is expected to begin in late 2006. More than 60% of the engineering design work and 20% of construction has been completed. The truck maintenance and warehouse facility are fully operational, the lab and offices are being erected and prestripping of the open pit has begun. During the quarter, the Company spent $10.5 million on equipment and construction, bringing the total spent year-to-date to $16.1 million including feasibility work. An additional $13 million is expected to be spent over the remainder of 2005.

ARGENTINA

The Company is in the final stages of the feasibility study on the 50% owned Manantial Espejo joint venture in Argentina, which remains on target for completion at year-end. An environmental impact study has been completed, which will be submitted to Argentine authorities in November, along with proposals for the development of local infrastructure. Upon mine development, the project is expected to produce in excess of 4 million ounces of silver and 60,000 ounces of gold annually (100% basis).

BOLIVIA

In October, Pan American resumed production at the San Vicente mine under a toll milling agreement with a nearby mill. Pan American also renegotiated its agreement with the Bolivian mining company, EMUSA, to increase Pan American’s interest in San Vicente from 50% to 55%. The joint venture is now processing approximately 300 tonnes of ore per day, which is expected to add in excess of 100,000 ounces of silver to Pan American’s production total over the remainder of 2005. The Company plans to continue mining and toll milling at a rate of 200-300 tonnes per day until the refurbishment of the mill onsite at San Vicente is completed in mid-2006. Upon completion, the operation will ramp up to a nominal rate of 600 tonnes per day for annual production to Pan American’s account of 1.5 million ounces of silver at a cash cost of less than $3/oz.

SILVER MARKETS

The silver price opened the third quarter at $7.10/oz and closed at $7.53/oz, although it dipped as low as $6.74 before rebounding to average $7.07/oz for the quarter, on par with its $7.06/oz average price for the year to date. A study on the Chinese silver market commissioned by the Silver Institute was released by Gold Fields Mineral Services in the third quarter. GFMS has identified China as the most important emerging market for silver. It also reports that Chinese stockpiles of silver, which were sold into the market through the late ‘90s, are now believed to be much reduced or gone and are expected to have little impact on the silver price going forward. A free copy of the report may be downloaded from the Silver Institute’s website at www.silverinstitute.org.

Pan American will host a conference call to discuss the results on Wednesday, November 2, 2005 at 10:00 am Pacific time. North American residents dial toll-free to 1-877-825-5811. International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 6620484.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE
SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS, SUCH AS ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. ACTUAL RESULTS AND DEVELOPMENTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THESE STATEMENTS DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS , TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN’S FORM 40-F.

Financial & Operating Highlights

	Three month ended September 30			Nine months ended September 30
	2005	2004		2005	2004
Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss) for the period	$2,328		$3,289	$(536)		$4,210
Earnings (loss) per share	$0.03		$0.05	$(0.01)		$(0.11)
Cash flow from operations before working capital adjustments	$6,959		$7,135	$11,402		$11,580
Capital spending	$16,482	$	**39,327	$40,575	$	**45,799
Exploration expenses	$545		$1,213	$2,703		$2,878
Cash and short-term investments	$68,364		$80,839	$68,364		$80,839
Working capital	$89,225		$97,076	$89,225		$97,076

**Includes the acquisition of the Morococha mine for $36,214

Consolidated Metals Recovered to Concentrate

Silver metal - ounces	3,202,289		3,162,847	9,286,658		8,047,483
Zinc metal - tonnes	9,977		10,377	28,094		24,899
Lead metal - tonnes	4,113		4,865	11,492		12,955
Copper metal - tonnes	1,042		1,100	3,020		2,370

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.15		$4.05	$4.38		$3.98
Total production cost per ounce	$5.52		$5.21	$5.72		$5.11

In thousands of US dollars

Direct operating costs, royalties, treatment and refining charges	$30,935		$26,808	$89,724		$66,190
By-product credits	(18,769)		(15,585)	(52,605)		(38,263)
Cash operating costs	12,165		11,224	37,119		27,927
Depreciation, amortization & reclamation	3,998		3,195	11,391		7,903
Production costs	$16,163		$14,418	$48,511		$35,830

Payable ounces of silver (used in cost per ounce calculations)	2,930,179		2,768,841	8,479,763		7,012,651

Average Metal Prices
Silver - London Fixing	$7.07		$6.46	$7.06		$6.47
Zinc - LME Cash Settlement per pound	$0.59		$0.44	$0.59		$0.47
Lead - LME Cash Settlement per pound	$0.40		$0.42	$0.43		$0.39
Copper - LME Cash Settlement per pound	$1.70		$1.29	$1.58		$1.27

Mine Operations Highlights	Three month ended		Nine months ended
	September 30		September 30
Morococha Mine*	2005	2004	2005	2004

Tonnes milled	119,953	112,580	347,023	112,580
Average silver grade - grams per tonne	216	227	218	227
Average zinc grade - percent	4.58%	3.69%	4.30%	3.69%
Silver - ounces	705,981	685,937	2,051,128	685,937
Zinc - tonnes	4,455	3,089	11,554	3,089
Lead - tonnes	1,724	1,161	4,228	1,161
Copper - tonnes	227	284	685	284

Total cash cost per ounce	$1.99	$3.57	$2.82	$3.57
Total production cost per ounce	$3.68	$5.21	$4.54	$5.21

In thousands of US dollars

Direct operating costs, royalties, treatments and refining charges	$8,582	$6,540	$24,207	$6,540
By-product credits	(7,322)	(4,326)	(19,000)	(4,326)
Cash operating costs	1,260	2,215	5,207	2,215
Depreciation, amortization, reclamation	1,077	1,015	3,178	1,015
Production costs	$2,337	$3,230	$8,385	$3,230

Payable ounces of silver (used in cost per ounce calculations)	634,104	619,862	1,847,927	619,862

*Production and cost figures are for Pan American’s share only. Pan American’s ownership was approximately 87% during the quarter.

Huaron Mine	2005	2004	2005	2004

Tonnes milled	167,585	166,965	427,814	481,445
Average silver grade - grams per tonne	212	228	214	230
Average zinc grade - percent	2.70%	3.13%	2.86%	3.22%
Silver - ounces	940,400	1,062,949	2,747,189	3,126,738
Zinc - tonnes	2,823	3,856	9,067	11,877
Lead - tonnes	1,635	2,815	5,161	8,660
Copper - tonnes	449	491	1,326	1,250

Total cash cost per ounce	$5.13	$3.85	$5.04	$3.89
Total production cost per ounce	$6.37	$5.12	$6.25	$5.14

In thousands of US dollars

Direct operating costs, royalties, treatments, and refining charges	$10,456	$10,635	$31,456	$31,604
By-product credits	(6,067)	(6,909)	(18,872)	(20,471)
Cash operating costs	4,389	3,726	12,583	11,133
Depreciation, amortization, and reclamation	1,064	1,234	3,026	3,571
Production costs	$5,453	$4,960	$15,610	$14,704

Payable ounces of silver (used in cost per ounce calculations)	856,228	968,624	2,496,885	2,859,286

	Three month ended		Nine months ended
	September 30		September 30
Pyrite Stockpile Sales	2005	2004	2005	2004

Tonnes sold	15,076	19,214	46,488	64,050
Average silver grade - grams per tonne	327	374	327	378
Silver - ounces	158,578	231,115	514,608	779,426

Total cash cost per ounce	$1.72	$0.10	$1.76	$0.08
Total production cost per ounce	$1.72	$0.10	$1.76	$0.08

In thousands of US dollars

Direct operating costs, royalties, treatments and refining charges	$152	$13	$510	$34
By-product credits	-		-
Cash operating costs	152	13	510	34
Depreciation, amortization, reclamation	-		-
Production costs	$152	$13	$510	$34

Payable ounces of silver (used in cost per ounce calculations)	88,376	131,491	289,169	444,178

San Vincente Mine**

Tonnes milled	-	7,920	-	18,649
Average silver grade - grams per tonne	-	389	-	408
Average zinc grade - percent	-	7.48%	-	5.28%
Silver - ounces	-	86,704	-	210,451
Zinc - tonnes	-	512	-	817
Copper - tonnes	-	15	-	36

**Pan American does not include San Vincente production in its cost per ounce calculations. The production statistics represent Pan American’s 50% interest in the mine.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Sep. 30 2005	Dec. 31 2004
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$22,501	$28,345
Short-term investments	45,863	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	20,091	25,757
Inventories	14,233	10,674
Prepaid expenses	4,034	1,684
Total Current Assets	106,722	136,251

Mineral property, plant and equipment, net (note 3)	119,957	104,647
Investment and non-producing properties (note 4)	142,202	125,863
Direct smelting ore	2,343	2,671
Other assets	518	647
Total Assets	$371,742	$370,079

Liabilities
Current
Accounts payable and accrued liabilities	$17,135	$20,331
Advances for metal shipments	-	652
Current portion of bank loans and capital lease	-	134
Current portion of non-current liabilities	362	479
Total Current Liabilities	17,497	21,596

Liability component of convertible debentures	99	134
Provision for asset retirement obligation and reclamation	32,858	32,012
Provision for future income taxes	31,594	33,212
Other liabilities and provisions	1,500	1,144
Severance indemnities and commitments	143	398
Non-controlling interest	2,368	1,379
Total Liabilities	86,059	89,875

Shareholders’ Equity
Share capital (note 5)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 - 66,835,378 common shares
September 30, 2005 - 67,166,373 common shares	383,772	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	13,790	10,976
Deficit	(112,515)	(111,976)
Total Shareholders’ Equity	285,683	280,204
Total Liabilities and Shareholders’ Equity	$371,742	$370,079

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited - in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Revenue	$30,044	$27,409	$81,030	$63,510
Operating costs	(21,337)	(18,526)	(62,134)	(46,225)
Depreciation and amortization	(3,788)	(3,033)	(9,421)	(7,186)
Mine operating earnings	4,919	5,850	9,475	10,099

General and administrative, including stock-based compensation	2,065	1,452	5,378	4,581
Exploration	545	1,213	2,703	2,878
Asset retirement and reclamation	735	302	1,674	905
Interest and financing expenses	126	66	312	823
Operating income (loss)	1,448	2,817	(592)	912
Investment and other income	1,341	792	2,438	3,618
Income before taxes and non-controlling interest	2,789	3,609	1,846	4,530
Income tax benefit (provision)	79	-	(1,609)	-
Non-controlling interest	(540)	(320)	(773)	(320)
Net income (loss) for the period	$2,328	$3,289	$(536)	$4,210

Attributable to common shareholders:

Net income (loss) for the period	$2,328	$3,289	$(536)	$4,210
Accretion of convertible debentures	-	-	(3)	(11,302)
Adjusted net income (loss) for the period attributable to common shareholders	$2,328	$3,289	$(539)	$(7,092)

Basic and diluted income (loss) per share	$0.03	$0.05	$(0.01)	$(0.11)

Weighted average shares outstanding - Basic	66,943	66,660	66,943	61,947

Weighted average shares outstanding - Diluted	71,926	72,213	71,532	67,499

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited - in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Operating activities
Net income (loss) for the period	$2,328	$3,289	$(536)	$4,210
Reclamation expenditures	(324)	(327)	(824)	(919)
Items not involving cash
Gain on sale of assets	(453)	-	(453)	(3,583)
Depreciation and amortization	3,788	3,033	9,421	7,186
Non-controlling interest	540	320	773	320
Accretion on convertible debentures	-	-	-	366
Stock-based compensation	345	518	1,347	1,887
Debt settlement expense	-	-	-	1,208
Asset retirement and reclamation	735	302	1,674	905
Future income tax	(1,313)	-	(1,618)	-
Changes in operating working capital items (note 6)	(1,419)	(6,722)	(1,477)	(11,065)
Cash generated by operations	4,227	413	8,307	515

Financing activities
Shares issued for cash	1,539	812	2,740	61,817
Share issue costs	-	-	-	(180)
Interest payment on convertible debentures	-	(22)	-	(13,542)
Repayment of bank loans and capital lease	(408)	-	(693)	(13,096)
Cash generated by financing activities	1,131	790	2,047	34,999

Investing activities
Mineral property, plant and equipment expenditures	(1,856)	(2,679)	(13,543)	(8,687)
Investment and non-producing property expenditures	(14,626)	(434)	(27,032)	(988)
Acquisition of net assets of subsidiary	-	(36,214)	-	(36,214)
Maturity of short-term investments	9,630	2,007	23,428	12,463
Proceeds from sale of assets	383	-	883	3,583
Other	164	-	66	(2,000)
Cash used in investing activities	(6,305)	(37,320)	(16,198)	(31,843)

(Decrease)/increase in cash and cash equivalents during the period	(947)	(36,117)	(5,844)	3,671
Cash and cash equivalents, beginning of period	23,448	53,979	28,345	14,191
Cash and cash equivalents, end of period	$22,501	$17,862	$22,501	$17,862
Supplementary Disclosures
Shares issued for compensation	$-	$-	$410	$245
Share purchase warrants issued	$2,100	$-	$2,100	$-
Shares issued for conversion of convertible debentures	$-	$-	$88,848	$-

Cash payments
Interest paid	$18	$18	$36	$409

Taxes paid	$1,001	$311	$4,112	$509

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2005
(in thousands of U.S. dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year	-	-	-	-	19,902	19,902
Balance, December 31, 2004	66,835,378	380,571	633	10,976	(111,976)	280,204
Issued on the exercise of stock options	300,325	2,780	-	(51)	-	2,729
Issued on the exercise of share purchase warrants	1,186	11	-	-	-	11
Issued warrants on settlement of debt	-	-	-	2,100	-	2,100
Stock-based compensation on granting of stock options	-	-	-	937	-	937
Issued as compensation	29,484	410	-	-	-	410
Accretion of convertible debentures	-	-	3	-	(3)	-
Other	-	-	-	(172)	-	(172)
Net loss for the period	-	-	-	-	(536)	(536)
Balance, September 30, 2005	67,166,373	$383,772	$636	$13,790	$(112,515)	$285,683

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements as at September 30, 2005 and 2004 and for the three month and nine month periods then ended.

(Tabular amounts are in thousands of U.S. dollars, except for numbers of shares, price per share and per share amounts)

1.	Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.	Summary of Significant Accounting Policies

a)  Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine month periods ended September 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)  Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	87.5%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)  Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period, typically one to three months, after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)  Cash and Cash Equivalents: Cash and cash equivalents include cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)  Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year. These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses are recognized on these investments at the end of each period and are included in determining net income/ (loss).

f)  Inventories: Inventories include concentrate ore, doré, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.

g)  Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years. Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

h)  Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)  Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)  Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs are discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)  Foreign Currency Translation: The Company’s functional currency is the U.S. dollar. The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)  Stock-based Compensation Plans: The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, vesting period of up to four years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. Stock-based compensation expense is calculated using the Black-Scholes option pricing model or stock at market price.

m)  Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

n)  Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)  Earnings (Loss) Per Share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 5,013,642 for the nine months ended September 30, 2005 (74,922, 874,308 and 4,064,412 shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and 4,904,736 shares for the nine months ended September 30, 2004 (74,922, 1,015,344 and 3,814,470 shares arising from convertible debentures, outstanding stock options and share purchase warrants, respectively) were not included as they were anti-dilutive

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.	Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Morococha mine, Peru	$32,347	$(5,352)	$26,995	$18,217	$(2,099)	$16,118
La Colorada mine, Mexico	60,571	(9,435)	51,136	54,848	(5,261)	49,587
Huaron mine, Peru	57,656	(18,733)	38,923	53,628	(16,039)	37,589
Quiruvilca mine, Peru	17,007	(14,643)	2,364	25,601	(24,616)	985
Other	1,121	(582)	539	904	(536)	368
TOTAL	$168,702	$(48,745)	$119,957	$153,198	$(48,551)	$104,647

4.	Investment and non-producing properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Peru	$31,052	$-	$31,052	$40,472	$-	$40,472
Manantial Espejo, Argentina	3,446	-	3,446	2,012	-	2,012
Alamo Dorado, Mexico	104,361	-	104,361	81,692	-	81,692
San Vicente, Bolivia	1,814	-	1,814	-	-	-
Other	1,529	-	1,529	1,687	-	1,687
TOTAL	$142,202	$-	$142,202	$125,863	$-	$125,863

5.	Share Capital

a)  Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers. The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at September 30, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at September 30, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at September 30, 2005	Weighted Average Exercise Price

$4.31 - $7.93	2006	86,333	8.51	86,333	$5.08
$8.32 - $8.70	2007	308,500	25.41	266,500	$8.62
$7.67 - $12.43	2008	357,308	32.99	37,308	$8.74
$14.21 - $19.72	2009	424,108	42.45	214,108	$16.63
$4.31 - $16.19	2010	294,000	61.32	74,000	$10.55
		1,470,249	34.14	678,249	$9.92

During the nine month period ended September 30, 2005, 300,325 common shares were issued for proceeds of $2.7 million in connection with the exercise of options. Also in the period the Company recognized $0.9 million of stock-based compensation expense for options issued in 2005, 2004 and 2003. The Company used as its assumptions for calculating expense a discount rate of 3.4%, volatility of 55.6, 42.0, and 41.0 for expected lives of 3.0, 2.3, and 1.5, respectively and an exercise price of Cdn $18.80 per share.

b)  Share purchase warrants

On September 15, 2005 the Company issued 255,781 share purchase warrants to the International Finance Corporation (“IFC”) as settlement for the cancellation of the obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years after the date of issue.

As at September 30, 2005 there were warrants outstanding that allow the holders to purchase 3,808,626 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,186 common shares were issued for proceeds of $11 in connection with the exercise of outstanding warrants.

6.	Changes in operating working capital items

The following table summarizes the changes in operating working capital items:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Short - term investments	$-	(475)	$-	$(475)
Accounts receivable	(155)	(3,320)	5,666	(5,047)
Inventories	(1,416)	(212)	(2,147)	803
Prepaid expenses	(1,450)	(210)	(2,350)	(1,241)
Accounts payable and accrued liabilities	2,722	(1,635)	(1,739)	(3,029)
Advances for metal shipments	(367)	(1,388)	(652)	(3,292)
Severance, indemnities and commitments	(753)	518	(255)	1,216
	$(1,419)	$(6,722)	$(1,477)	$(11,065)

7.	Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities separately. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended September 30, 2005
	Mining & Development
	Mexico	Peru	Investment and exploration	Corporate	Total
Revenue from external customers	$5,355	$24,731	$-	$(42)	$30,044
Investment and other income	$(5)	$13	$420	$913	$1,341
Interest and financing expenses	$-	$(154)	$-	$28	$(126)
Exploration	$-	$(511)	$(193)	$159	$(545)
Depreciation and amortization	$(1,489)	$(2,274)	$(8)	$(17)	$(3,788)
Net income (loss) for the period	$(1,803)	$3,358	$(271)	$1,044	$2,328
Property, plant and equipment capital expenditures	$12,186	$4,033	$1,970	$(1,707)	$16,482
Segment assets	$82,362	$136,518	$89,761	$63,101	$371,742

	For the nine months ended September 30, 2004
	Mining & Development
	Mexico	Peru	Investment and exploration	Corporate	Total
Revenue from external customers	$2,901	$25,155	$-	$(647)	$27,409
Investment and other income	$3	$5	$559	$225	$792
Interest and financing expenses	$-	$(66)	$-	$-	$(66)
Exploration	$(1)	$(48)	$(387)	$(777)	$(1,213)
Depreciation and amortization	$(618)	$(2,404)	$-	$(11)	$(3,033)
Net income (loss) for the period	$(993)	$6,360	$169	$(2,247)	$3,289
Property, plant and equipment capital expenditures	$1,493	$36,537	$422	$875	$39,327
Segment assets	$51,530	$127,461	$90,575	$72,382	$341,948

	For the nine months ended September 30, 2005
	Mining & Development
	Mexico	Peru	Investment and exploration	Corporate	Total
Revenue from external customers	$14,738	$69,792	$-	$(3,500)	$81,030
Investment and other income	$(5)	$439	$399	$1,605	$2,438
Interest and financing expenses	$-	$(267)	$-	$(45)	$(312)
Exploration	$(2)	$(511)	$(2,077)	$(113)	$(2,703)
Depreciation and amortization	$(3,439)	$(5,944)	$(8)	$(30)	$(9,421)
Net income (loss) for the period	$(1,952)	$8,994	$(2,418)	$(5,160)	$(536)
Property, plant and equipment capital expenditures	$26,702	$12,149	$3,404	$(1,680)	$40,575
Segment assets	$82,362	$136,518	$89,761	$63,101	$371,742

	For the nine months ended September 30, 2004
	Mining & Development
	Mexico	Peru	Investment and exploration	Corporate	Total
Revenue from external customers	$8,912	$57,295	$-	$(2,697)	$63,510
Investment and other income	$14	$3,438	$785	$(619)	$3,618
Interest and financing expenses	$(229)	$(229)	$-	$(365)	$(823)
Exploration	$(15)	$(48)	$(556)	$(2,259)	$(2,878)
Depreciation and amortization	$(2,238)	$(4,915)	$-	$(33)	$(7,186)
Net income (loss) for the period	$(2,386)	$16,822	$203	$(10,429)	$4,210
Property, plant and equipment capital expenditures	$4,472	$39,456	$897	$1,064	$45,889
Segment assets	$51,530	$127,461	$90,575	$72,382	$341,948

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended September 30, 2005
October 24, 2005

This Management’s Discussion and Analysis (“MD&A”) of Pan American Silver Corp. (the “Company”) focuses on significant factors that affected the performance, and those that may affect the future performance, of the Company and its subsidiaries’. The MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, and the notes thereto, for the three months ended September 30, 2005 and 2004. In addition, the following should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the notes thereto, for the year ended December 31, 2004. Note 2 to such financial statements outlines the significant accounting policies that have been applied consistently for the nine months ended September 30, 2005. All figures are in United States dollars unless otherwise noted.

RESULTS OF OPERATIONS

Net income for the three months ended September 30, 2005 was $2.3 million (an earnings per share of $0.03) compared to net income of $3.3 million (an earnings per share of $0.05) for the corresponding period in 2004. The Company had a net loss of $0.5 million for the nine-month period ended September 30, 2005 compared to net income of $4.2 million for the corresponding period in 2004. Included in 2004 net income was a $3.6 million gain on the sale of surplus land at the Quiruvilca mine, offset by a charge of $1.3 million relating to the early conversion of 5.25 per cent convertible unsecured senior subordinated debentures previously issued by the Company (the “Debentures”).

Revenue from metal sales for the third quarter of 2005 was $30 million, a 10 per cent increase from the corresponding period in 2004. Revenue in the third quarter of 2005 benefited from higher realized silver, zinc and copper prices than the previous year’s third quarter. The effects of higher realized prices and increased silver production were offset partially by: (i) lower zinc concentrate shipments from the Quiruvilca and Huaron operations as compared to during the third quarter of 2004; (ii) base metal hedging settlements totaling ($0.4 million) (as compared to a loss of $0.6 million in 2004); and (iii) by the recently introduced Peruvian mining royalties, which amounted to $0.2 million (as compared to $nil royalty payments in 2004). For the nine-month period ended September 30, 2005, revenue increased by $17.5 million over the revenue for the comparable period of 2004. The Morococha mine, which was acquired with effect from July 1, 2004, is the main reason for this increase. Morococha recorded revenue of $27.1 million in the first nine months of 2005 compared to $8.3 million in 2004.

Operating costs for the three months ended September 30, 2005 were $21.3 million, a $2.8 million increase from the operating costs recorded in the same period of 2004. A 63 per cent increase in the number of tonnes mined and milled during the quarter at the La Colorada mine compared to the third quarter of 2004 is the main reason for the increase in operating costs. Peruvian workers’ participation and a third party’s one-third participation in the Pyrite Stockpile operation, which together totaled $0.4 million during the third quarter (as compared to $nil in such costs in 2004), were also significant factors behind the increase in operating costs over last year. In addition, the Company has experienced the effects of industry-wide escalations in major cost items, such as energy, freight and labor over the last year. For the nine-month period ended September 30, 2005, operating costs increased over the comparable period in 2004 primarily due to the acquisition of the Morococha mine. Morococha recorded operating costs of $17.3 million in the first nine months of 2005 compared to $5.1 million in 2004.

Mine operating earnings in the third quarter of 2005 were $4.9 million (2004 - $5.9 million), a 60 per cent increase over the mine operating earnings generated in the second quarter of 2005. As reflected in the following table, the third quarter of 2005 represents the tenth consecutive quarter that the Company has generated mine operating earnings. The table below sets out select quarterly results for the past eleven quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income/(loss) per share
2005	Sept. 30	$30,044	$4,919	$2,328	$0.03
June 30		$23,905	$3,073	$24	$0.00
March 31		$27,081	$1,483	$(2,891)	$(0.05)
2004	Dec. 31	$29,386	$2,766	$15,692	$0.23
Sept. 30		$27,409	$5,850	$3,289	$0.05
June 30		$20,950	$2,411	$1,287	$(0.12(2))
March 31		$15,151	$1,838	$(366)	$(0.05(2))
2003	Dec. 31	$12,857	$81	$(4,858)	$(0.15(2))
Sept. 30		$11,890	$1,258	$(390)	$(0.01(2))
June 30		$12,553	$758	$(442)	$(0.01)
March 31		$7,822	$(78)	$(1,104)	$(0.02)

(1)	Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization
(2)	Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the third quarter of 2005 increased to $ 3.8 million from $3.0 million recorded for the corresponding period in 2004. This increase is primarily due to the increased production at La Colorada, as increased production generally has a direct bearing on the depreciation and amortization recorded in a given period.

General and administration costs for the three-month period ended September 30, 2005, including stock-based compensation, increased to $2.1 million from $1.5 million recorded in the comparable quarter in 2004. This increase is due mainly to higher travel costs, a stronger Canadian dollar relative to the US dollar and higher salary expense.

Exploration expenses recorded for the third quarter of 2005 were $0.5 million, as compared to $1.2 million recorded for the comparable quarter in 2004. The exploration expenses for the third quarter of 2005 are attributed to exploration work at the Morococha mine and feasibility activity conducted at the Company’s 50 per cent owned Manantial Espejo property in Argentina. At Morococha, the Company was active with seven drill rigs during the third quarter, developing both known resource areas and discovering previously unknown mineralized areas. A total of $1.4 million was spent on exploration activities at Morococha during the quarter, of which $0.9 million was determined to be for the development and extension of known resource areas, and therefore capitalized, while the balance was expensed. Exploration expenses for the comparable quarter of 2004 reflected higher activity levels relating to the feasibility study at Manantial Espejo.

Reclamation expenses for the third quarter of 2005 increased to $0.7 million from $0.3 million incurred in the corresponding period in 2004. These costs are related to the accretion of the liability that the Company recognized on all its mining operations by adopting CICA Handbook Section 3110 - “Accounting for Asset Retirement Obligations” as at December 31, 2003. The Company’s expectations for future site restoration costs at its mines did not change during the quarter.

Interest and financing expenses incurred in the third quarter of 2005 were $0.1 million, which is similar to the amount incurred during the same period in 2004. Year-to-date interest expenses have been reduced as a result of the Company successfully inducing the early conversion of 99 per cent of the Debentures and prepaying all bank debt in the second quarter of 2004.

Investment and other income for the third quarter of 2005 increased to $1.2 million from $0.8 million in the corresponding period of 2004. This is primarily represented by interest income received from cash balances the Company maintained during the quarter. In addition to interest income, the Company also recognized a $0.3 million gain on the sale of a crusher owned by a Mexican subsidiary.

Income tax benefit of $0.1 million was recorded in the third quarter of 2005 (2004 - $nil) as a result of the Company reducing its future income tax liability by $1.3 million, which was partially offset by current income tax expenses. The Company expects to utilize tax assets to reduce income taxes payable in Peru to a greater extent than originally assumed, resulting in a reduction in the valuation allowance applied to future income tax assets and a corresponding credit to the income tax provision for the third quarter. For the nine-month period ended September 30, 2005, the Company recorded a provision for income tax of $1.6 million (2004 - $nil). These expenses were a result of the Company generating taxable earnings at its Huaron and Morococha mines in Peru. During the comparable period in 2004 income taxes were not payable due to utilization of tax loss carry forwards.

METAL PRODUCTION

Pan American produced 3,202,289 ounces of silver in the third quarter of 2005, the highest quarterly silver production achieved by the Company in its eleven year history. Record silver production was achieved at both La Colorada and Morococha during the quarter. For the first nine months of 2005, silver production has increased by 1.2 million ounces or 15 per cent as compared to year-to-date production in 2004. This increase in the silver production was achieved primarily through the acquisition of Morococha, which was effective as of July 1, 2004. Morococha produced over 2 million ounces at a cash cost of $2.82 per ounce for the Company in the first nine months of 2005 compared to 685,937 ounces produced at a cash cost of $3.57 per ounce in 2004. Silver production from the La Colorada operation in the first nine months of 2005 increased by 66 per cent and cash costs per ounce decreased 14 per cent compared to the production in the comparable period in 2004. This increase in silver production at La Colorada more than made up for the decrease in silver production at each of the Company’s Huaron, Quiruvilca and Pyrite operations in Peru when compared to production levels achieved in the same period of 2004.

As shown in the following table, zinc and copper production for the first nine months of the year were also significantly higher than production in the corresponding period of 2004, even without production from the San Vicente mine in Bolivia. The increase was due to the addition of Morococha. Lead production is trailing last year’s production levels by 11 per cent over the first nine months of the year due to lower lead grades at both Huaron and Quiruvilca.

	Three months ended			Nine months ended
	September 30			September 30
	2005	2004	% Change	2005	2004	% Change
Silver metal - ounces	3,202,289	3,162,847	1	9,286,658	8,047,483	15
Zinc metal - tonnes	9,977	10,377	(4)	28,094	24,899	13
Lead metal - tonnes	4,113	4,865	(15)	11,492	12,955	(11)
Copper metal - tonnes	1,042	1,100	(5)	3,020	2,370	27

The Morococha mine maintained its trend of increasing silver production and lowering its cash cost per ounce over the first three quarters of 2005. For the three-month period ended September 30, 2005, Morococha produced 705,981 ounces of silver at a cash cost of $1.99 per payable ounce.

The results of the Company’s exploration activities at Morococha, which were contained in a news release dated July 21, 2005 have lead to a reallocation of $9.4 million of Morococha’s carrying value from “Investment in non-producing properties” to “Mineral property, plant and equipment” on the Company’s balance sheet. The reallocation is based on the upgrading of resources to reserves achieved from these exploration activities.

The La Colorada mine production continued its improving trend during the third quarter with record silver production of 817,744 ounces at cash costs of $5.48 per payable ounce. For the first nine months of 2005, La Colorada has achieved a production increase of 66 per cent compared to the corresponding period in 2004 by processing 24 per cent more tonnes of ore at 18 per cent higher grades.

During the third quarter of 2005, the Quiruvilca mine managed to reduce its cash costs per payable ounce from those recorded in each of the first two quarters of 2005. While the mine continued to encounter slightly lower silver grades than in the previous year, cost control measures and higher by-product credits from base metal production enabled the Quiruvilca mine to produce 579,586 ounces at the same cash cost of $3.55 per payable ounce recorded in the comparable quarter of 2004.

At the Huaron mine, mining and processing rates in the third quarter of 2005 continued to increase over those achieved in the first two quarters of the year, however grades and recoveries remained significantly lower than those historically experienced. Lower grades and recoveries had a negative impact on silver production, which resulted in approximately 12 per cent lower production than that recorded in the third quarter of 2004; however silver production was higher than that achieved in the first two quarters of 2005. Base metal grades and recoveries have also declined due to a change in the ore type in the areas currently being mined. The significance of lower grades and recoveries from Huaron’s base metal production can be seen in the 33 per cent increase over last year’s cash costs per payable ounce. Cash costs per payable ounce for the third quarter of 2005 were $5.13 per ounce, a $1.28 per ounce increase from costs recorded a year ago. Lower base metal production, which resulted in a reduction in the by-product credit, contributed approximately $0.90 to the increase in costs per ounce. An intensive metallurgical test program continues at the mine in an effort to return base metal recoveries to historical levels.

The Company’s Pyrite Stockpile operation produced 158,578 ounces of silver during the quarter at a cash cost of $1.72 per payable ounce. Production from the Stockpiles for the third quarter of 2005 was 31 per cent lower than the production in the comparable period of 2004 due to lower tonnage demand and lower silver grades. The production rates from the Stockpile operation are entirely dependent on the demand for this ore from the purchaser, Doe Run Peru, and as a consequence are not controlled by management. Costs per payable ounce are higher than last year due to the fact that Volcan Minera S.A. (“Volcan”) became entitled to a one-third participation in the net operating cash flow of the Stockpile operation in December 2004, which is treated as a cost to the operation.

In Bolivia, the Company’s subsidiary, Pan American Silver (Bolivia) S.A. (“PAS Bolivia”) began to mine and stockpile ore at the San Vicente mine in the third quarter of 2005. As of mid-October PAS Bolivia recommenced processing ore on a toll basis at a nearby facility. PAS Bolivia now expects to produce approximately 0.2 million ounces of silver in 2005 from San Vicente at a cash cost of under $3.00 per ounce; while continuing to work towards producing from its own mill by mid-2006. During the third quarter of 2005, the Company concluded negotiations with EMUSA, a Bolivian mining company and a third-party concentrates trader with respect to the ownership of PAS Bolivia. Pursuant to the agreement, Pan American will increase its interest to 55 per cent and will operate the San Vicente mine.

The Company expects consolidated silver production for 2005 to be approximately 12.5 million ounces, in-line with the revised forecast provided at the end of the second quarter of 2005. The Company expects consolidated cash costs per payable ounce over the remainder of the year to be similar to the third quarter’s costs and estimates total consolidated cash cost for 2005 to be below $4.30 per payable ounce.

CASH AND TOTAL PRODUCTION COSTS PER OUNCE FOR PAYABLE SILVER

Consolidated cash costs per ounce for the three-month period ended September 30, 2005 were $4.15 per payable ounce of silver, which is slightly higher than the $4.05 per payable ounce for the corresponding period of 2004 but significantly lower than the $4.50 per payable ounce for the first half of 2005. Industry-wide cost escalations in energy and consumables, new Peruvian workers’ participation and Volcan’s participation in the Pyrite Stockpile operation, which totaled $0.4 million during the third quarter (2004 - $nil) and $1.3 million in the first nine months of 2005 (2004 - $nil), were the primary reasons for the increase in cash costs from last year.

Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver. In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004. The Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. Costs per ounce for the third quarter and the first nine months of 2004 costs per ounce have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of payable silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three- and nine-month periods ended September 30, 2005.

		Three months ended September 30		Nine months ended September 30
		2005	2004	2005	2004
Operating Costs		$21,337	$18,526	$62,134	$46,226
Add/(Subtract)
Smelting, refining, and transportation charges		9,469	8,267	27,204	19,426
By-product credits		-19,815	-16,530	-55,431	-39,209
Mining royalties and worker’s participation		125	219	379	251
Change in inventories		733	747	2,464	1,041
Other		492	476	1,157	674
Minority interest adjustment		-175	-484	-779	-484
Cash Operating Costs	A	$12,165	$11,222	$37,126	$27,925

Add/(Subtract)
Depreciation and amortization		3,788	3,033	9,421	7,186
Asset retirement and reclamation		736	302	1,674	905
Change in inventories		-45	0	1,016	0
Other		-327	82	-245	34
Minority interest adjustment		-154	-222	-475	-222
Production Costs	B	$16,163	$14,416	$48,518	$35,828
Payable Ounces of Silver	C	2,930,179	2,768,841	8,479,763	7,012,651

Total Cash Cost per Ounce	(A*1000/B)	$4.15	$4.05	$4.38	$3.98
Total Production Costs per Ounce	(B*1000)/C	$5.52	$5.21	$5.72	$5.11

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, cash and cash equivalents plus short-term investments were $68.4 million, a $10.6 million decrease from June 30, 2005. Investing activities for the three months ended September 30, 2005 used a net $6.3 million and consisted primarily of expenditures on mineral property, plant and equipment of $16.5 million, mostly at Alamo Dorado and Morococha, which were partially funded by the maturity of short-term investments of $9.6 million. Cash flow provided from operating activities was $4.2 million for the third quarter of 2005, after accounting for changes in non-cash operating working capital items which utilized $2.7 million. Financing activities in the third quarter consisted of the exercise of stock options yielding $1.5 million and the repayment of advances utilizing $0.4 million.

Working capital at September 30, 2005 was $89.2 million, a reduction of $7.4 million from June 30, 2005. This reduction is largely the result of a $10.6 million decrease in cash and cash equivalents plus short-term investments, and was partially offset by a $1.5 million increase in and prepaid expenses, a $1.4 million increase in inventories and a $0.3 million decrease in current liabilities.

Capital resources at September 30, 2005 amounted to shareholders’ equity of $285.7 million. At September 30, 2005, the Company had 67,166,373 common shares issued and outstanding.

During the third quarter, the Company issued 255,781 warrants to the International Finance Corporation (“IFC”) in exchange for the termination of past and future obligations relating to production from the La Colorada mine. Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period. These warrants were negotiated with the IFC during the second quarter of 2005 and issued as settlement of the Company’s obligation to the IFC with a fair value of $2.1 million.

Based on the Company’s financial position at September 30, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and to sustain capital expenditures and discharge liabilities as they come due. Other than as disclosed elsewhere in the unaudited consolidated financial statements for the three months ended September 30, 2005 and 2004, and the related notes thereto, the Company did not have any known material contractual obligation or any off-balance sheet arrangements at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production pursuant to forward sales contracts, all of which are designated hedges for accounting purposes. At September 30, 2005, the Company had sold forward 10,000 tonnes of zinc at a weighted average price of $1,074 per tonne ($0.487 per pound). These forward sales commitments represent approximately 45 per cent of the Company’s forecast zinc production until March 2006. At September 30, 2005, the cash offered prices for zinc was $1,402 per tonne. The negative mark to market value at September 30, 2005 was $3.2 million.

At the end of the third quarter of 2005, the Company had fixed the price of 1,000,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2005 under the Company’s concentrate sales contracts. The price fixed for these ounces averaged $7.24 per ounce while the spot price of silver on September 30, 2005 was $7.42 per ounce.

In anticipation of capital expenditures in Mexican pesos (“MXN”) relating to the construction of Alamo Dorado, the Company has purchased MXN 301 million settling between October 2005 and June 2006 to match anticipated spending at an average MXN/US$ exchange rate of 11.25. These forward contracts have been designated as hedges for accounting purposes. At September 30, 2005, the spot exchange rate for MXN/US$ was 10.78 and the positive mark to market value of the Company’s position was $0.4 million.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The development of the Company’s Alamo Dorado project in Mexico is progressing on budget and on schedule with production still planned for late 2006. Over 60 per cent of the engineering design work and about 20 per cent of the construction work is now complete. A total of 120,000 tonnes of waste rock was mined from the pit area during the month of September and the stockpiling of ore-grade material has commenced. Plant site civil work continues ahead of schedule with completion by the end of the third quarter 2005 of: (i) the rough grading for the crusher, stockpile, and grinding circuit areas;(ii) the truck maintenance and warehouse facility; and (iii) the erection of the laboratory and offices.

The Company spent $10.5 million on equipment and construction-related activities at Alamo Dorado for the quarter ended September 30, 2005. Over the remainder of the year, the Company anticipates spending an additional $13 million on the construction of Alamo Dorado, which will be funded out of the Company’s treasury. The expected total capital costs for the project are approximately $77 million, including start-up working capital and a contingency allowance.

The Company is in the final stages of feasibility study for its 50 per cent owned Manantial Espejo project in Argentina. During the quarter, the Company continued to develop an environmental impact study, which will be submitted to the Argentine authorities in November 2005. In addition, the Company continued detailed capital and operating cost estimations which will culminate in a completed feasibility study for the project by late 2005. Pan American’s share of additional costs to complete the feasibility study is expected to be approximately $0.3 million.